                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

For the month of September, 2001

        API ELECTRONICS GROUP INC. (Formerly: InvestorLinks.com Inc.)
    -----------------------------------------------------------------
                (Translation of registrant's name into English)


          Suite 301, 2 Adelaide Street West, Toronto, Ontario M5H 1L6
          -----------------------------------------------------------
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

                   Form 20-F    X        Form 40-F_________
                             ---------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                     Yes _________               No     X
                                                    ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           API ELECTRONICS GROUP INC. (Formerly:
                                           InvestorLinks.com Inc.)


Date: September 12, 2001                    By:  /s/ Jason DeZwirek
      ------------------                       ---------------------------------
                                            Jason DeZwirek, Executive V.P.,
                                            Secretary and Director

                            InvestorLinks.com Inc.
                                   Suite 301
                            2 Adelaide Street West
                               Toronto, Ontario
                                    M5H 1L6


                                 NEWS RELEASE
                                 ------------

Toronto, September 7, 2001 - InvestorLinks.com Inc. (the "Company") announced today that it has filed Articles of Amendment in Ontario changing its name to "API Electronics Group Inc." and consolidating its common shares on the basis of one new share for every three old shares. The Company's common shares will trade on the NASD OTC Bulletin Board commencing the opening of trading on Monday, September 10, 2001 under the symbol APIEF. The Company's shares were consolidated and the name changed in conjunction with the acquisition of all of the issued and outstanding shares of API Electronics, Inc., a Delaware company. The new CUSIP number of API Electronics Group Inc., is 00186D 107.

The shareholders of the Company approved the name change, consolidation of common shares and the acquisition at a meeting held August 30, 2001. Effective August 31, 2001, the Company owns all of the issued and outstanding shares of API Electronics, Inc. The board of directors of the Company elected as a result of the acquisition consist of Phillip DeZwirek, Thomas Mills, Jason DeZwirek, James C. Cassina and Sandra J. Hall.

Pursuant to the terms of the acquisition of API Electronics, Inc., the Company was required to file Articles of Amendment changing its name to API Electronics Group Inc., and consolidate its issued and outstanding shares on a one for three basis, prior to issuing securities to the former shareholders of API Electronics, Inc. The Company is issuing 6,500,000 common shares to the former shareholders of API Electronics, Inc., along with 3,250,000 Class A warrants and 3,250,000 Class B warrants. Each Class A warrant is exercisable at US$.45 to acquire one common share of the Company for a period of 18 months after issuance, while the Class B warrants are exercisable at US$.75 to acquire one common share of the Company for a period of 2 years following issuance.

The Company, through its subsidiary API Electronics, Inc., is involved in the manufacture and supply of high reliability semiconductors and microelectronic circuits for military, aerospace and commercial applications. API Electronics, Inc. was established in 1981, and has maintained its presence in the semiconductor industry for more than 20 years. API Electronics, Inc. develops new innovations for discontinued technologies and acquires companies that supply niche products, in order to meet the most-pressing needs of leading electronics manufacturers and electronic systems designers requiring relatively small runs of high quality parts with closely defined functional capabilities.

The issued capitalization of API Electronics Group Inc., after giving effect to the consolidation and acquisition will be approximately 10,893,007 common shares issued and outstanding.

For further information contact Sandra J. Hall at (416) 864-9795.



      The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.